Exhibit 99.2

Press Release

SCHMID Group Reaches Agreement on Significant Equipment Order to Support HDI Capacity Expansion in Malaysia

Long-standing strategic technology partnership reinforces SCHMID’s position in advanced electronics manufacturing

FREUDENSTADT, Germany, October 21, 2026 – SCHMID Group N.V. (NASDAQ: SHMD), a leading global provider of advanced manufacturing equipment and solutions for the electronics industry, today announced that it has reached an agreement with one of its key customers and long-standing technology partners on a significant equipment order valued at more than €25 million to support the expansion of advanced High-Density Interconnect (HDI) manufacturing capacity in Malaysia.

The agreement represents another important milestone in a well-established technology partnership and reflects the continued confidence of leading global electronics manufacturers in SCHMID’s equipment solutions, process expertise and ability to support complex industrial expansion projects.

The planned capacity expansion addresses the increasing technological requirements of next-generation electronic applications, where higher interconnect density, greater manufacturing precision and consistent production quality are becoming increasingly important.

SCHMID will support the project with its advanced manufacturing technologies and extensive process know-how, enabling the customer to expand its production capabilities while maintaining the demanding quality and reliability standards required for high-volume manufacturing.

Executive Statement – Roland Rettenmeier, Chief Sales Officer (CSO) of SCHMID Group, commented:

“This significant agreement reflects the strength of our long-standing technology partnership and the continued confidence of leading industry players in SCHMID’s capabilities.

We are proud to support our customer’s expansion of advanced HDI manufacturing capacity in Malaysia. The project underlines the competitiveness of our technology, our ability to support demanding industrial-scale manufacturing requirements, and the value of close, long-term collaboration with our strategic customers.

It also reinforces SCHMID’s position as a trusted technology partner in the global advanced electronics industry.”

Strengthening SCHMID’s Position in Advanced Electronics Manufacturing

The agreement further highlights SCHMID’s participation in the ongoing expansion of advanced electronics manufacturing capacity across Southeast Asia, an increasingly important region within the global semiconductor and high-performance electronics supply chain.

With its established global customer relationships, advanced process technologies and comprehensive manufacturing expertise, SCHMID remains well positioned to support the industry’s transition towards increasingly sophisticated interconnect architectures and higher-density electronic applications.

About the SCHMID Group

The SCHMID Group is a global leader in providing advanced equipment and process solutions for the high-tech industry, with a strong focus on electronics and semiconductor-related applications. Headquartered in Freudenstadt, Germany, and founded in 1864, SCHMID employs more than 800 people worldwide and operates technology centers and manufacturing facilities in Germany and China, as well as sales and service locations globally.

SCHMID develops customized systems and process solutions for the production of substrates, printed circuit boards and other electronic components. Its portfolio addresses a range of high-growth applications, including advanced packaging, semiconductor-related technologies, AI-driven electronics, printed circuit boards, substrates and glass-based technologies.

SCHMID’s solutions enable customers to achieve high technology levels, high yields, low production costs, maximum efficiency, quality, and sustainability in advanced manufacturing processes.

For more information about the SCHMID Group, please visit www.schmid-group.com or contact investor-relations@schmid-group.com.